October 25, 2013

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.
Registration Statement on Form N-2, filed on September 23, 2013
File No. 333-191307

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated as of October 23, 2013, with respect to the Company’s shelf registration statement on Form N-2 (File No. 333-191307), filed with the Commission on September 23, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses, such revisions have been included in the marked pages attached as an exhibit hereto.

Registration Statement Cover Page

1.	It appears, from the information contained in the footnotes to the “Calculation of Registration Fee Under the Securities Act of 1933” table and the prospectus cover page, that the total amount of securities being registered and offered through this registration statement is $400 million, with the unused portion registered under the Company’s existing N-2 registration statement (333¬180416) being carried forward to this new registration statement. The amount reflected under “Proposed Maximum Aggregate Offering Price” column should instead identify the total as $400 million, accompanied by an explanatory footnote. See Rule 429 of Regulation C under the Securities Act of 1933.

The Company has revised the above referenced table and footnote in response to the Staff’s comment.

Prospectus

Cover Page

Dominic Minore, Esq. October 25, 2013 Page 2

2.	Disclose that the Company is currently taxed as a regular corporation (a “C corporation”) under subchapter C of the Internal Revenue Code of 1986, as amended (the “Code”).

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	The fourth paragraph advises that the Company may in the future seek shareholder approval to issue shares of its common stock at a price that is less than its net asset value per share. In your response letter, undertake to file a post-effective amendment to this registration statement at such time that the Fund obtains such shareholder approval, as well as other applicable disclosure pertaining to sales of the Company’s common stock at a price below its net asset value.

The Company confirms to the Staff that it will file a post-effective amendment to the Registration Statement, including all required disclosure regarding offerings of common stock below net asset value, in the event that the Company obtains stockholder approval to issue shares of its common stock at prices below net asset value.

Current Portfolio (page 3)

4.	Add a footnote to the Facebook “Current Portfolio” presentation to disclose the sale of half of the Company’s holdings of Facebook common stock subsequent to June 30, 2013. Please provide similar subsequent event footnote disclosure, as applicable, for any of the Company’s portfolio holdings identified under the “Current Portfolio” presentation.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	In your response letter, please provide a brief description of the primary line of business of the entity identified as “SharesPost.”

The Company advises the Staff on a supplemental basis that, to the Company’s knowledge, the primary line of business of the entity identified as “SharesPost” is to act as an online secondary marketplace for the exchange of equity interests in private companies.

Risk Factors (page 5)

6.	Refer to the fourth bullet point. If more than half of the Company’s portfolio companies are currently experiencing operating losses, then change the word “many” to the word “most.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq. October 25, 2013 Page 3

7.	Refer to the eighteenth bullet point. Disclose that the Company was taxable as a C corporation during the 2012 tax year. Also clarify that the Company has failed to qualify as a regulated investment company under Subchapter M of the Code and that there can be no assurances that the Company will so qualify during the 2013 tax year or in any subsequent tax year.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Expand the last bullet point also to disclose that, to date, all sales of the Company’s investments have in the aggregate generated net realized losses.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Create access to a diverse investment portfolio (page 8)

9.	The disclosure states that the Company has a relatively diversified portfolio and also states that it seeks to hold a diverse portfolio of non-controlling equity investments. Please refrain from describing the Company’s investment portfolio as being “diverse” or “diversified” since the Company later discloses that it is a non-diversified closed-end management investment company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Recent Developments (page 10)

10.	Expand the last sentence to clarify that the Convertible Senior Notes also rank senior to the claims of the holders of the Company’s common stock.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Taxation (page 11)

11.	The disclosure indicates that, beginning with its 2013 tax year, the Company may elect to be treated as a RIC under Subchapter M of the Code if, among other things, management determines that it is in the best interests of the Company. In your response letter, please describe the circumstances under which management of the Company would determine that it would not be in the best interests of the Company to be treated as a RIC under Subchapter M of the Code.

Dominic Minore, Esq. October 25, 2013 Page 4

The Company advises the Staff on a supplemental basis that it believes it would not be in the best interest of the Company to be treated as a RIC under Subchapter M of the Code to the extent the Company has no net income and no net realized capital gains and the costs associated with RIC requirements would outweigh any potential benefits of an election to be treated as a RIC.

12.	Disclose that there can be no assurances that the Company will be able to satisfy the requirements under Subchapter M of the Code and enjoy the tax benefits of attaining RIC status.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

13.	We note that the Company has, in the past, disclosed its intention to elect to be treated for federal income tax purposes, and intended to qualify annually thereafter, as a RIC under Subchapter M of the Code. In your response letter, describe the events that caused the Company to be taxed as a C corporation for its 2012 tax year, and potentially subsequent tax years.

The Company advises the Staff on a supplemental basis that the Company inadvertently failed the diversification test under RIC requirements as a result of certain tax blocker vehicles established to ensure that income from certain partnerships or limited liability companies in which the Company was invested would be treated as qualifying income for RIC testing purposes. In addition, the Company advises the staff on a supplemental basis that it did not have, and does not expect to have, any material net income or net realized capital gains during either its 2012 or current fiscal year.

Fees and Expenses (page 16)

14.	The last sentence of the first paragraph should be deleted because its meaning could be potentially confusing to investors. In this regard, the penultimate sentence of the first paragraph should, instead, be revised to clarify that an investor’s responsibility for such fees and expenses is limited to the amount of his or her investment in the Company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

15.	The prospectus supplement that is used for any offering of the Company’s common stock or securities convertible into its common stock should provide a fee table and example presentation that is updated with the most current information available to the Company in accordance with SEC staff positions.

The Company acknowledges the Staff’s comment.

16.	Expand the last sentence of footnote (5) to disclose, if true, that the assumption regarding the Company’s borrowing represents the Company’s current level of borrowing and also that the Company does not expect to issue additional debt or use additional leverage during the next twelve months.

Dominic Minore, Esq. October 25, 2013 Page 5

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Risks (page 19)

17.	Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

We may not realize gains from our equity investments... (page 20)

18.	Expand the last sentence of the first paragraph to include the amount of the loss on the sales of the Company’s investments in Zynga, Inc. and Groupon, Inc.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

19.	Please provide the disclosure required by Items 8.3.b. (2), (3) & (4) of Form N-2.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Investors in any future offering pursuant to this prospectus and any accompanying prospectus supplement may incur immediate and substantial dilution. (page 35)

20.	The information included in this risk factor should be updated in the accompanying prospectus supplement to indicate, when applicable, that investors “will” incur immediate and substantial dilution and also to provide the actual amount of dilution that investors will incur. Also, in your response letter, undertake to include this information on the front cover page of any applicable prospectus supplement.

The Company confirms that it will revise the above-referenced disclosure in any applicable prospectus supplement and that it will also include the above-referenced disclosure on the front cover page of any applicable prospectus supplement.

Price Range of Common Stock and Distributions (page 41)

Dominic Minore, Esq. October 25, 2013 Page 6

21.	Update and complete the tabular presentation of the “Fiscal 2013 Third Quarter” to include information through the entire period ending September 30, 2013.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Liquidity and Capital Resources (page 49)

22.	Update the status of the Proposed SVB Facility negotiations.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

23.	In your response letter, state whether, during the distribution period for the Company’s securities, the Company will pledge its assets or otherwise grant a security interest in its assets to affiliates of any principal underwriters for any such offering of the Company’s securities.

The Company advises the Staff on a supplemental basis that the Company does not presently intend to pledge its assets or otherwise grant a security interest in its assets to affiliates of any principal underwriters for any such offering of the Company’s securities.

Administrative Agreement (page 83)

24.	The disclosure indicates that the Company reimburses its Administrator for the allocable portion of overhead and other expenses incurred by its Administrator in performing its obligations under the administration agreement, including rent, and the allocable portion of the compensation and costs of the Company’s officers and their respective staffs. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm to the staff that the Company’s Board exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company confirms to the Staff that the Company’s Board exercises appropriate oversight with respect to the equity of the allocation methodology used, including reviewing such allocations on at least a quarterly basis. The Company also confirms to the Staff that the as-revised description of the allocated expenses describes fully all expenses allocated under the administration agreement.

25.	In your response letter, identify which of the Company’s fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Dominic Minore, Esq. October 25, 2013 Page 7

The Company advises the Staff on a supplemental basis that the line item “Other Expenses” in the Company’s fee table include each of the actual or estimated costs and expenses set forth in this section. The Company confirms that such costs and expense are reflected in the example presentation.

Determination of Net Asset Value (page 93)

26.	Disclose that the Company will accrue as a liability each time it calculates net asset value the amount by which it may owe the investment advisor for the income incentive fee and the capital gains incentive fee, the latter being based on the amount of unrealized and realized capital appreciation.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

27.	In your response letter, please inform the staff whether the Company’s Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Company’s Board will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

The Company confirms that the valuation committee of the Company’s Board of Directors will generally oversee the appointment of firms providing third party pricing services and will periodically evaluate the performance and methodologies of any such firm.

Election to be taxed as a RIC (page 97)

28.	The first paragraph states that the Company was taxed as a regular corporation for its 2012 tax year. In your response letter, clarify whether, since making its BDC election, the Company continued to meet the certain diversification requirements on a quarterly basis needed to qualify as a RIC for tax purposes. In this regard, we note the disclosure under “Risk Management and Monitoring,” appearing on page 60 as well as in the Company’s prior prospectuses, which states that “we regularly monitor our portfolio for compliance with the diversification requirements for purposes of maintaining our status as a 1940 Act business development company and a RIC for tax purposes.”

The Company advises the Staff on a supplemental basis that the Company met the diversification requirements needed to qualify as a RIC for tax purposes in 2011, which was the year the Company made its BDC election. During the 2012 taxable year, the Company was taxed as a regular corporation because the Company inadvertently failed the diversification test under RIC requirements as a result of certain tax blocker vehicles established to ensure that income from certain partnerships or limited liability companies in which the Company was invested would be treated as qualifying income for RIC testing purposes. The Company intends to elect to be treated as a RIC for its 2013 taxable year, to the extent it is eligible to do so and it is in the best interest of the Company. To that end, the Company intends to submit an application to the Commission for certification pursuant to Section 851(e) of the Code that, during the 2013 taxable year, the Company was principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes or products not previously generally available.

Dominic Minore, Esq. October 25, 2013 Page 8

Plan of Distribution (page 129)

29.	Expand the disclosure to indicate the extent to which the Company’s common shareholders will directly or indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

30.	Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

The Company confirms to the Staff on a supplemental basis that the Company will ensure that, in connection with any underwritten offering pursuant to the Registration Statement, each underwriter complies with the applicable rules and regulations of FINRA with respect to the submission of underwriting terms for approval by FINRA.

31.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company confirms to the Staff on a supplemental basis that in connection with each underwritten offering pursuant to the Registration Statement, the Company will disclose, in accordance with the disclosure requirements of Form N-2 and the applicable rules and regulations of FINRA, the material terms of any agreements to which the Company and any underwriter for such offering are parties at the time of such offering, including the nature of services provided or to be provided thereunder, and will file as exhibits via a post-effective amendment to the Registration Statement any such agreements to the extent required by Form N-2.

Prospectus Supplements

Dominic Minore, Esq. October 25, 2013 Page 9

32.	We note that the prospectus eliminates the prominent presentation of much of the disclosure pertaining to the risk of loss of premium to investors that was previously included in the Company’s prior prospectuses for offerings of the Company’s common stock when such shares were trading at a premium to its net asset value. In your response letter, undertake to include the following disclosure on the cover page of the prospectus supplement that is used for any offering of the Company’s common stock or securities convertible into its common stock:

At times in the past there was, and perhaps in the future there could be, a significant premium at which our shares trade relative to our net asset value per share. This may be attributable to a number of factors, including the proposed initial public offering of certain of our portfolio companies, a positive outlook by investors on other existing portfolio companies and positive trading on companies in our portfolio which have gone public. Such a significant premium has in the past proven to be, and may in the future prove to be, not sustainable. This could result if and when companies in our portfolio go public thereby creating an increased public availability of shares of such companies, particularly if the public perception of the prospects of such companies are adversely affected, and if overall market conditions or investor sentiment declines. This will enhance the risk that the price of your shares in our Company will decline and your shares in our Company could instead trade at a significant discount to net asset value.

The Company confirms that it will include the above-referenced disclosure on the cover page of the prospectus supplement that is used for any offering of the Company’s common stock or securities convertible into its common stock.

Part C

Item 25. Financial Statements and Exhibits

33.	We note that exhibit schedule identifies the Investment Advisory Agreement as being “Amended and Restated.” We also note that it does not appear that a proxy statement was filed with the SEC in connection with any such revision. In your response letter, please describe to us the nature of the changes made to the Investment Advisory Agreement and why you believe a shareholder vote was not necessary under section 15 of the Investment Company Act of 1940.

The Company advises the Staff on a supplemental basis that the Advisory Agreement was only changed to reflect the new name of the Company.

34.	In order to enhance ease of reference, please number the footnotes to the Exhibits schedule instead of using asterisked designations. In this regard, we note that the asterisked footnote currently used to mark various exhibits as “to be filed by amendment” does not correspond to the correct cross-referenced text.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq. October 25, 2013 Page 10

35.	Revise the last footnote to clarify that such exhibits will be filed by “pre-effective” amendment. The Company should file, as an exhibit to the registration statement, the form of statement of preferences that the Company anticipates entering into in respect of its issuance of preferred stock.

The Company advises the Staff on a supplemental basis that, to the extent it issues preferred stock pursuant to the Registration Statement, it will file the articles supplementary pertaining to such preferred stock as an exhibit to the Registration Statement via a post-effective amendment thereto. The Company does not believe that it would be appropriate to file a “form of” articles supplementary, given the significant variance in the possible terms of the preferred stock, if any, the Company may issue under the Registration Statement.

36.	Please file as an exhibit the legality opinion, and related consent of counsel, in a pre-effective amendment to the Company’s registration statement on Form N-2, covering all of the securities being registered thereunder. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

The Company confirms to the Staff on a supplemental basis that, prior to requesting accelerated effectiveness of the Registration Statement, the Company will file, as an exhibit to a pre-effective amendment to the Registration Statement, an opinion of counsel, and related consent, regarding the legality or the binding nature, as applicable, of each category of securities that may be offered pursuant to the Registration Statement. In addition, the Company confirms that, in connection with each offering of securities pursuant to the Registration Statement, it will file a post-effective amendment thereto containing, as an exhibit, an unqualified opinion of counsel with respect the specific securities offered thereby.

Closing

37.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

38.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Dominic Minore, Esq. October 25, 2013 Page 11

The Company acknowledges the Staff’s comment and has included revisions in response to the Staff’s comment in the marked pages found as an exhibit hereto.

39.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company advises the Staff on a supplemental basis that it does not expect to seek any no-action or exemptive relief in connection with the Registration Statement, or any offering contemplated therein.

40.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Company acknowledges the Staff’s comment.

41.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

42.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Dominic Minore, Esq. October 25, 2013 Page 12

The Company acknowledges the Staff’s comment.

43.	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Company acknowledges the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / GSV Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP